Filed by Howtek, Inc. pursuant to
                                             Rule 425 of the Securities Act of
                                             1933 and also deemed filed
                                             pursuant to Rule 14a-12 of the
                                             Securities Exchange Act of 1934.

                                             Subject Company: Intelligent
HOWTEK, INC. (HOWT)                          Systems Software, Inc.
Q1 2002 Earnings Conference Call
May 9, 2002

INTRODUCTION: Good morning, and welcome once again to our quarterly conference call. Before I turn the call over to Scott Parr, our President and CEO, I would like to remind all of you that an ambitious business plan like Howtek's carries enormous uncertainty and a variety of risks, and that the provisions of the Private Securities Litigation and Reform Act of 1995 apply to this conference call. Certain statements contained in this conference call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Howtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks of uncertainty of patent protection, the impact of supply and manufacturing constraint or difficulties, product market acceptance, possible technological obsolescence, increased competition, customer concentration, and other risks detailed in Howtek's filings with the Securities and Exchange Commission. Listeners are cautioned not to place any undue reliance on any forward-looking statements made during this conference call, which statements speak only as of the date this conference call was made. Howtek is under no obligation to provide any updates to any information contained in this call. I would like to now turn the call over to Scott Parr, who will begin with a short statement and then answer any questions. Scott?

SCOTT PARR: Connie, thank you very much. Ladies and gentlemen, good morning. I'm pleased today to report to you on progress in Howtek's plan to merge with Intelligent Systems Software, Inc., currently one of our customers. As you know, Intelligent Systems has developed the MammoReader Software product, which, combined with our own MultiRAD Film Digitizer, provides computer-aided detection of breast cancer. The Mammoreader System has been approved by the FDA and is currently being marketed, sold, and installed by Instrumentarium Imaging, Intelligent Systems' exclusive U.S. distributor. The merger will be submitted to our shareholders for approval at our annual meeting in June 2002. Assuming shareholder approval, the combined companies will operate under a new name, icad, inc., and the new ticker symbol ICAD. We think of icad as standing for Intelligent Computer-Aided Detection, which is applicable to breast cancer, and ultimately to other diseases.

During the first quarter of 2002 we prepared for integration of Howtek and Intelligent Systems. Our future business will concentrate on our computer-aided detection of breast cancer markets, on application of computer-aided detection technologies to other diseases and conditions, and on complementary markets for our medical film digitizers. Reductions during the first quarter in the company's historic graphic arts business and in retail promotion of our FotoFunnel products were consistent with this plan. Overall, we reduced our loss quarter to quarter by concentrating on our future business priorities.


Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               1
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I join with Howtek's Board of Directors in recommending this merger for several very positive reasons. First, it is our view that Howtek must increasingly rely on medical business opportunities and markets to achieve and maintain profitable business operations. We believe that Howtek's greatest business opportunity is in the area of computer-assisted detection of breast cancer and of other diseases. Our opportunity in this area is far greater as an integrated solutions provider than as an OEM equipment manufacturer providing hardware to such integrated solutions vendors. We believe that a business combination between Howtek, a digitizer manufacturer, with the leading market share in women's health imaging, and Intelligent Systems, a CAD software and applications developer with the FDA-approved MammoReader product already in the market, will result in reduced overall cost of goods at a preferred competitive position in the CAD, the computer-aided detection marketplace, for the products of the combined company.

Looking forward, we believe that a business combination with Intelligent Systems can also reduce or eliminate the risk of a decline in our business as medical imaging comes to depend more on digital acquisition of images and less on film-based imaging which use digitizers to convert those films to digital form. We believe that Intelligent Systems' technology is applicable to both film-based and digitally acquired medical images.

In January of 2002, Intelligent Systems received FDA approval to market its MammoReader product in the United States. According to Intelligent Systems, the ramp in sales from January FDA approval has been so good that by the end of the first quarter of 2002, in its first partial quarter of sales, Intelligent Systems' MammoReader sales already exceeded $600,000, and that Intelligent Systems was near break-even levels on these sales. This supports and reinforces our firm belief that the recommended merger is the best way for Howtek to increase its revenues and profit margins, and to achieve and increase profitable operations in the future.

For all these reasons, we believe that icad, inc., the combination of Howtek and Intelligent Systems, will be more attractive to market analysts and the institutional investors, and that these are among the factors that can contribute to enhancing the liquidity and the value of Howtek's common stock and to benefit our shareholders.

Sports metaphors are often dangerous, but I am drawn to one in describing our recommended merger. From my perspective, it is like trading a baseball glove manufacturing company for two-thirds of a Major League team already in the World Series. We look very much forward to the results. I would now appreciate any questions that you may have. Sylvia, if you could open the floor?

OPERATOR: Thank you. (CALLER INSTRUCTIONS.) The first question comes from Scott Warner. Please go ahead, sir.

SCOTT WARNER: First, as I recall, Scott, back a couple years ago, there was as a MultiRAD connection with some G.E. product. I've never heard what went forward there. Could you please expatiate.

SCOTT PARR: Sure. The MultiRAD digitizer that is currently promoted by General Electric Medical in connect with Teleradiology and Picture Archiving Systems is the lower resolution version, what we call our MultiRAD 460 version. For application in the more demanding area of mammography and Computer-Aided Detection, it is an upgraded device which is referred to generally as our MultiRAD 860 that is used by current CAD vendors. So the lower resolution product remains a product offered by G.E. Medical in markets that are focused primarily on broad medical imaging; the 860 product is offered to the folks who are doing Computer-Aided Detection.

SCOTT WARNER:  Thank you.

OPERATOR:  The next question comes from Lawrence Sizler.  Please go ahead.



Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               2
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LAWRENCE SIZLER: Scott, nice job so far. A couple quick questions, just to kind of get me up to speed on the general landscape of medical reimbursement as we know it. Can you tell us where we are currently, where radiologists are, as it relates to Medicare as well as other health care providers -- that would be other insurance companies -- for diagnostic type screenings, which naturally is our business? And second, what has changed, let's say, over the last one to two years since we first really felt that this was where we wanted to be? And I'll sit back and listen.

SCOTT PARR: Larry, both good questions. If I may, I'm going to take the second one first; what has changed. Two things have changed very simply: our customers have gotten FDA approval and can now market and sell their products in the United States market - two of our customers; we, as you know, have others that are in the process of securing FDA approval - and there has been a general program of reimbursement for use of these products that didn't exist two to three years ago. That began in the middle of last year, with approval for limited reimbursement for screening mammography and for a secondary reading using a system like the MammoReader system from ISSI under Medicare and Medicaid reimbursement, and the addition of third party reimbursements, which really began over the course of this year. So there's a new set of customers who are buying our products to be able to resell them into a new market, and there is reimbursement available for their customers to help support those purchase decisions.

In going to your first question, the levels of reimbursement are different from region to region. I can talk to you about national averages, and I'll talk to you about screening mammograms rather than diagnostic, because the real application of our technology is to assist a radiologist in making a correct screening read of a mammogram. Under Medicare/Medicaid, there's about a $27.00 dollar reimbursement permitted for the screening mammogram itself, divided between the radiologist and the clinic, or the center, and there is an additional fee of about $17.00 that is paid when a practice uses a CAD system to be able to review that initial mammogram read. Private insurers pay somewhat more; the national average is probably on the order of $33.00 for the actual screening. It can go up to close to $100.00 in the New York City market, and in those areas, the reimbursement for CAD procedures ranges from about $17.00 up to $22.00. The real key is to recognize that by adding that secondary service - the benefits of the CAD in reducing radiologist oversight -- the clinic and the medical practice can add between 30 and 50 percent or more to the revenue for a procedure with very little increased time and effort required. Given the current economics of medicine and medical practice, that's a pretty compelling reason to add a CAD system to your current suite of services offered to mammography patients.

LAWRENCE SIZLER:  And get paid for it?

SCOTT PARR:  And get paid for it.

LAWRENCE SIZLER:  Thank you.

OPERATOR:  Your next question comes from Brooke Moore.  Please go ahead.

BROOKE MOORE:  Good morning, Scott.

SCOTT PARR:  Good morning, Brooke.

BROOKE MOORE: I would second what Larry said; a job well done - very well done. And I personally will tell you I'm extremely excited by what's going on.

SCOTT PARR:  Great.

BROOKE MOORE: If I may, I'd like to share something anecdotally before I ask my question?



Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               3
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SCOTT PARR:  Sure.

BROOKE MOORE: For any of those people who are listening that haven't heard me tell this, I personally have checked this out through the medical community - being a woman, and being that I have this done every year, and I have a friend who is dying from breast cancer as we speak. So this is a very hot issue for me personally. I did share this with my primary doctor here in Vero Beach recently when I was in the office for a regular check-up, if you will. And she, like most women in this category, are very concerned about their health, and was extremely excited to hear about this. Plans to get her mammogram done, and so forth, in Boca Raton, until such time as it is available here. So I just thought I'd let you know that.

SCOTT PARR:  Brooke, thank you.

BROOKE MOORE: You're very welcome. Virtually every woman I'm speaking with is very excited to hear about this. I'm telling the world [laughing].

SCOTT PARR: I appreciate that. And if I might add one point. When the discussion is about having the mammograms done in Boca Raton - Boca has purchased one of the MammoReader systems and is currently using it there. And the demand for that service and the benefit that it's providing to customers is something that we're very pleased with.

BROOKE MOORE: Yes. I will say, if people don't know this already, I did call and I spoke with the director of the Center. And Laurie did tell me how I would personally be able to get my medical work done there. I wanted to know the logistics of it, what it would cost me and so forth, being done there. Like you said, it's different in different parts of the country. So there are different costs. I personally am perfectly willing to pay the extra for the technology that is available. And according to the director, they consider this system awesome, by the way. That was the word that was used. I thought that was pretty good. My question, though, does go to some basics about Howtek Corporation going forward with the new name, icad - that's exciting - I wanted to know regarding the financials. I know that we're going to need money to grow and go forward. And I wondered if you could share with me and anyone else who's interested if you have some financial plans in the works.

SCOTT PARR: Brooke, if I may, what I'd like to do is to say that icad will have the capacity to do many kinds of financing. And we believe that the power of this business idea - you described it as awesome in what's perhaps the most important context: health benefits for woman across the country. We're also perceiving that that view exists among analysts and potential investors, as they look at the prospects and the potential for the company. So icad, from our standpoint, has far more options available at far more beneficial terms and structures, than Howtek would conceivably have. In terms of specific financing plans, I think it would be inappropriate to go into detail in that, other than to say that the business itself has the potential to offer a level of profitability and of success that could make any financing decisions, decisions of prosperity rather than decisions of necessity as they have too often been in the case of the Howtek that we've known to date. So that part of our strategy, part of our reason for promoting this merger, is within the financial markets we believe it substantially improves the prospects and the value of icad as a going-forward venture.

BROOKE MOORE: Okay. With that stated, I don't really have any more questions on the medical side. My only question is, are you today addressing anything that you can share on the FotoFunnel? Any new updates in that area?

SCOTT PARR: Sure. As you perceive, we are so excited and committed to the concept of an icad focused and centered on Computer-Aided Detection of breast cancer and other diseases, that we are concerned about the potential distraction of businesses which are not closely related to that central theme. As a result, we are reviewing and restructuring the way that we offer the FotoFunnel product,


Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               4
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to be able to minimize the potential distraction from our central mission. We have a number of very exciting and very important prospects for the FotoFunnel product, especially in terms of OEM business, of nation accounts. It is our intention to continue to service and support these, and to delegate people who are able to do so in parallel with our central business thrust. But it's clearly the company's best interest going forward to emphasize the Computer-Assisted Diagnosis of medical digitizer products that complement that market, and not to allow other areas to interfere with or interrupt that progress.

BROOKE MOORE:  Okay.  Thank you, Scott.

SCOTT PARR:  Thank you.

OPERATOR:  The next question comes from Mike Cannavo.  Please go ahead.

MIKE CANNAVO:  Morning, Scott, how are you doing today?

SCOTT PARR:  Very well, Mike.  How are you?

MIKE CANNAVO: Good. Hey, Scott, just a couple quick questions. I noticed on the financials here, there wasn't a breakdown for the first time between medical and the graphics business. Traditionally it's been 50/50. Would we assume that would be the same for the first quarter?

SCOTT PARR: No, actually, it's a substantially greater percentage is medical during the first quarter. The details will be provided through the 10Q, which should be available later this week.

MIKE CANNAVO: Gotcha. Okay. Second question, Scott. You had mentioned back, oh, Lord, in a press release last year, that you had relationships with some other CAD companies - CADx, Scanis, Metazeus, etc. Are those still in place, or have they been usurped by the relationship with ISSI?

SCOTT PARR: Do I get to ask whether you're still consulting for Vidar before I answer that question?

MIKE CANNVO:  I'm not, is your answer.

SCOTT PARR: Okay [laughing], fair enough. No, they have not usurped those relationships. We had built very good relations with the CAD customers who competed with ISSI, and it is our objective and intention to continue those.

MIKE CANABAL: Gotcha. Compare it - I guess, basing - I think it was Brooke that asked the question, from financials -- I notice the financials are off fairly considerably from last year to this year. Is there enough? Is Mr. Howard going to continue to finance the long-term growth strategy of Howtek through this period of growth? Do you have that commitment from him to continue that? I guess that's the burning thing. I mean, I saw you guys at SCAR and you showed real well at SCAR.

SCOTT PARR: Right. Mike, our expectations are that we won't require any assistance from Bob to do this building, and that's one of the benefits of the business plan that the merger permits.

MIKE CANNAVO: And then last but not least, what differentiators do you see between ISSI and say, R2 and CADx and some of the others - R2, especially, being the industry leader. What differentiators do you see between those other than price?

SCOTT PARR: To give a little more perspective, there are currently three CAD systems that are approved for sale in the United States by the FDA. The first of those was the system by R2 Technologies, which is called the Image Checker. The second was the MammoReader system that


Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               5
was developed by Intelligent Systems, the company with which we intend to merge, and the third is the MammoChecker system offered by CADx Medical, which is a Howtek customer. Today, I think that customers distinguish between those three systems, certainly on the basis of price, which is always a significant factor -- although it might better be framed as value, which is the relationship between performance and quality and price. And certain features, which are related to the fit between system design and existing clinic and radiologist work flow. I think that with the developments that are underway at all three houses -- at R2, at Intelligent Systems, and at CADx, there's likely to be a convergence in terms of the actual - what would be called the performance or the efficacy of the systems, which are measured by what percent of potential cancers are identified, and similar metrics. And that the distinctions are increasingly going to be, how are those systems tailored to individual clinics' work flow and layout requirements, and how are they supported, and how are they promoted in the market. On all of those bases, we see the Intelligent Systems as being in a very favorable position.

MIKE CANNAVO:  Okay.  Scott, thanks again.

SCOTT PARR:  Nice to talk to you.

OPERATOR:  The next question comes from Scott Warner.  Please go ahead, sir.

SCOTT WARNER: Scott, I have two questions, in totally different fields. One, to go on from what Brooke was talking about, having to do with the FotoFunnel and digitizer and stuff. Could you just comment on the different test sites in the national chains - what kind of numbers you have there and what we could expect? And also, I'm wondering how many dollars revenue you expect this to yield, and ultimately you're staying in the business, so it has to be a profit potential you see. So could you comment on that first, and then I want to get into the icad and P.R. But if you could deal with that question first, I'd appreciate it.

SCOTT PARR: Sure. Speaking first to FotoFunnel, we are reluctant to list national accounts because in most cases, our demonstration and test programs, and our proof of performance test programs, are under non-disclosure. And it runs the risk, of course, of alienating an important potential customer, to try to take advantage of their name and brand prematurely. There are a series of these tests that are underway. Today they're underway in Salt Lake City; they're underway in two Texas cities, and there are a number of more distributed test centers that one of our customers will be putting into place over the next thirty to forty-five days. So that the test programs have been expanding and have been operating rather well from our perspective.

In terms of how we will operate the business going forward, it will be much more focused on the needs of these specific customers. And the areas in which in the past we had promoted it more generally to individual photo centers or to individual retailers - that is a business that is seldom profitable when you consider the cost of making the sale, the actual margins for one or two units at a time, and then the long term total cost of supporting those systems. So our FotoFunnel business will become much more narrow and much more focused, which allows it, like the SniperScope, to target and deliver individual key accounts, but to do so with far less disruption to the mainstream business of icad, which will be concentrating on the enormous opportunity in Computer-Aided Detection and related digitizer sales.

SCOTT WARNER: I thank you for that, Scott, but I knew from what you said earlier, that that's the drift. But is there - I know we've been hearing about the test sites for, gee, I'd say at least a year. And I've been in the marketing business, most - a good part of - my lifetime. And that - usually a rollout occurs after you test for X - six months, or whatever - you begin to roll out a product. So I'm surprised that this hasn't meant that people either have dropped the test sites - dropped dealing with you - or they would roll it out. So I'm confused. I don't need to know the names, but I'd just like to hear a comment why they haven't gone forward.


Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               6

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SCOTT PARR: Scott, that's a better question. And the answer is, thinking quickly, nobody has dropped off. We dropped one major - very major - retailer, because they went into bankruptcy. And in general, this last two quarters has been unlike almost any quarters in the past for mass merchandisers or American retailers. And I think under ordinary circumstances, you would expect a quicker decision. Some of these folks were trying to figure out whether they were going to survive.

SCOTT WARNER:  Okay.  Gotcha there.

SCOTT PARR: And there just has been such a dislocation in the conventional paradigms that as we watch the people now who are moving forward, in some senses they're the ones with the most courage and the most resources, but everybody took six months off. As did many of us, in our respective businesses.

SCOTT WARNER: Gotcha. All right. Second question has to do with going forward on icad, or the whole industry. I'm amazed, when I hear on TV or I read in the paper about mammography and the different ideas that it does pay off to do it, and we do this - and I say, Jesus, why isn't somebody talking about the ISSI 24 percent or the other ones, 26 percent, finding of cancers that were missed by the doctors? And I'm wondering when is there going to be some industry-wide or some icad P.R. getting this message out, so the public demands this?

SCOTT PARR: Great, great insight. And from our perspective, Scott, we intend to begin. But we feel that we need to wait until we complete the merger.

SCOTT WARNER:  Okay. Thank you, Scott.

SCOTT PARR:  Thank you.

OPERATOR:  You have a question from Mike Lufkowitz.  Please go ahead.

MIKE LUFKOWITZ:  Hi, Scott.

SCOTT PARR:  How are you?

MIKE LUFKOWITZ: Okay. A question. I've been following in the news, of late, the development of the tiny camera that threaded into a woman's milk duct to detect cancers in a very early stage. Is this technology, if it's developed successfully, a threat to our technology?

SCOTT PARR: No, I actually think that it may contribute. And think of it this way. The first step for the millions of women who undertake breast cancer mammograms each year is a non-invasive screening step that is meant to reassure people that they have no problems, or to identify areas that may require further examination to determine whether they are, in fact, cancerous or non-cancerous areas that require no further action. Until that non-invasive procedure has been completed, no one is going to be doing any kind of intrusive treatment or intrusive diagnostic work akin to the type you've described. What the MammoReader system, what the CAD systems do, is help those procedures be better focused and more appropriately used to avoid undue and unnecessary invasive procedures on women patients.

MIKE LESGROSIATZ:  Thank you.

SCOTT PARR:  You're welcome.

OPERATOR:  The next question comes from Brooke Moore.  Please go ahead.



Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               7
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BROOKE MOORE: Scott, if I may. I'm the only woman on this call, so I feel this need to speak up for women. Just for everyone's edification, and I don't mean to belittle anyone's understanding of the severity of this disease, but the numbers speak for themselves. And in speaking with - I have a lot of clients who are women; I also have a lot of clients who are men. And I don't think people are really getting it. There are - two hundred thousand women will be diagnosed with this, this year. And over forty-two thousand women will die this year from that disease. And the numbers are going to get bigger and greater because we have an aging population. It's not going to go down; it's going to get more. This is the first real strike that we have had as women to save our lives. And I would scream it from the rooftops if they would let me.

SCOTT PARR: I appreciate it, Brooke, and the comment really feeds us back to the question of public relations; the fact that there's enormous interest in this; there's great potential to motivate people through ordinary media and communications, to understand the benefits for the women who are close to all of us, in so many relations, of undertaking the additional procedure of a computer-aided review, of their ordinary mammograms. And the market, which we have so many advantages in today, and it's part of the reason that we believe the opportunity for Howtek and ISSI, together as icad, is enormous and extraordinarily exciting.

BROOKE MOORE:  Thank you, Scott.

OPERATOR:  There are  no further questions.

SCOTT PARR: Ladies and gentlemen, thank you again for your time, and for your interest, and for your continued attention. We appreciate it very much.

OPERATOR: Thank you. This concludes today's conference call. Please disconnect your lines, and have a great day.


Howtek, Inc. Q1 2002 Earnings Call - May 9, 2002                               8